Exhibit 99.1

Corporate Communications

Iveco and SAIC Restructure their Joint Ventures in China

London, December 16, 2016

Iveco, a brand of CNH Industrial N.V. (NYSE: CNHI / MI: CNHI), and SAIC jointly announced today that they will restructure their Joint Ventures in China based on mutual understanding and trust in order to address the rapid evolution of China’s commercial vehicle market.

Naveco, a 50:50 joint venture between Iveco and SAIC, will be entirely focused on the Iveco brand. The Yuejin brand business will be separated from Naveco.

SIH (Saic Iveco Hongyan) is a joint venture between SI (a 50:50 JV between SAIC and Iveco), which holds 67% of the equity share, and CME (Chongqing Machinery & Electronics Holding Group Co. Ltd), which holds the remaining 33%. The equity structure of this joint venture will be revised with SAIC directly entering into the capital with 53.92% of the shares, CME increasing to 34% and SI reducing its participation to 12.08%.

Iveco and SAIC undertook this restructuring to address the changes in the industry driven by China’s economic growth, and to meet the evolving demands of customers.

“As the largest commercial vehicle market in the world, China has always been a strategic market to Iveco,” said Michele Lombardi, the Head of Iveco APAC. “With this restructuring, we are able to prioritize our investments and focus on the Iveco brand business in China, taking the lead in the transition towards sustainable transport. Iveco offers a wide range of commercial vehicles and buses that deliver advanced technologies, low TCO (Total Cost of Ownership) and high performances, making them the ideal business partners for Chinese customers. This strategic re-alignment will enable us to bring the best Iveco technologies and products to the Chinese market and to develop export opportunities for the vehicles produced by our joint ventures in China.”

“Integrating the Yuejin business and increasing equity share in SIH are important to SAIC’s “13th Five-Year” plan. These adjustments will help SAIC complete its commercial vehicle product range, strengthen the integration of its resources and achieve scale efficiencies in order to fulfill the target of its commercial vehicle business by 2020,” said Lan Qingsong, Vice President of SAIC.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

Iveco and SAIC will continue to leverage on their respective strengths as they work closely together to develop the businesses of the two joint ventures, focused on the changing requirements of their customers.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

SAIC Motor Corporation Limited (SAIC Motor) is the largest auto company on China’s A-share market (Stock Code: 600104), and has a total equity of 11 billion shares.

SAIC Motor’s business covers the research, production and vehicle sales of both passenger cars and commercial vehicles. It also covers components including engines, gearboxes, powertrains, chassis, interior and exterior and miscellaneous electronic components, and logistics, vehicle telematics, second-hand vehicle transactions and auto finance services.

SAIC’s affiliated vehicle companies include Morris Garages, SAIC MAXUS, SAIC Volkswagen, SAIC-GM, Shanghai General Motors Wuling (SGMW), NAVECO, SAIC-IVECO Hongyan and Shanghai Sunwin Bus Corp (SUNWIN).

SAIC Motor’s car sales hit 5.902 million units in 2015, up 5 percent on the previous year and further consolidating its leading position in the domestic auto market. In 2015, the company climbed 14 places to rank 46th on the annual Fortune Global 500 list, thanks to its $106.68 billion in revenues. It marked the 12th time that the company had made it onto the list of the world’s most powerful companies. For further information about SAIC: www.saicmotor.com

Media contacts:

Richard Gadeselli	Laura Overall
Corporate Communications - Global	Corporate Communications Manager
CNH Industrial	CNH Industrial
Tel: +44 (0)2077 660 346	Tel. +44 (0)2077 660 338

Email: mediarelations@cnhind.com